CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

3 January 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Block Listing - Warrants	30/12/2005
REG-Catlin Group Limited Block Listing -Incentive Plan	30/12/2005
REG-Catlin Group Limited Block Listing -Incentive Plan	30/12/2005

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

Catlin Group

Print

REG-Catlin Group Limited Block Listing - Warrants
Released: 30/12/2005

RNS Number:2940W
Catlin Group Limited
30 December 2005

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant: CATLIN GROUP LIMITED

Name of scheme: WARRANTS TO SUBSCRIBE FOR COMMON SHARES OF $0.01 EACH IN CATLIN GROUP LIMITED

Period of return: From: 30.06.2005 To: 31.12.2005

Balance under scheme from previous return: 3,296,614

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

Number of securities issued/allotted under scheme during period: NIL

Balance under scheme not yet issued/ allotted at end of period 3,296,614

Number and class of securities originally listed and the date of admission 5,000,000 Common Shares of $0.01 each ADMISSION ON 06.05.2005

Total number of securities in issue at the end of the period 155,914,616

Name of contact: William Spurgin / Robina Malik
Address of contact: 3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact: 0207 626 0486

SIGNED BY: Lorraine Mullins, Group Chief Compliance Officer
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END
BLRILFIDFRLAFIE

Catlin Group

Print

REG-Catlin Group Limited Block Listing -Incentive Plan
Released: 30/12/2005

RNS Number:2934W
Catlin Group Limited
30 December 2005

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant: CATLIN GROUP LIMITED

Name of scheme: THE CATLIN GROUP LONG TERM INCENTIVE PLAN

Period of return: From: 30.06.2005 To: 31.12.2005

Balance under scheme from previous return: 2,954,798

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: NIL

Number of securities issued/allotted under scheme during period: 71,546

Balance under scheme not yet issued/ allotted at end of period 2,883,252

Number and class of securities originally listed and the date of admission 3,022,557 Common Shares of $0.01 each ADMISSION ON 30.06.2004

Total number of securities in issue at the end of the period 155,914,616

Name of contact: William Spurgin / Robina Malik
Address of contact: 3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact: 0207 626 0486

SIGNED BY: Lorraine Mullins, Group Chief Compliance Officer
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END
BLREAKANASPSFFE

Catlin Group

Print

REG-Catlin Group Limited Block Listing -Incentive Plan
Released: 30/12/2005

RNS Number:2934W
Catlin Group Limited
30 December 2005

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Name of applicant: CATLIN GROUP LIMITED

Name of scheme: THE CATLIN GROUP LONG TERM INCENTIVE PLAN

Period of return: From: 30.06.2005 To: 31.12.2005

Balance under scheme from previous return: 2,954,798

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: NIL

Number of securities issued/allotted under scheme during period: 71,546

Balance under scheme not yet issued/ allotted at end of period 2,883,252

Number and class of securities originally listed and the date of admission 3,022,557 Common Shares of $0.01 each ADMISSION ON 30.06.2004

Total number of securities in issue at the end of the period 155,914,616

Name of contact: William Spurgin / Robina Malik
Address of contact: 3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact: 0207 626 0486

SIGNED BY: Lorraine Mullins, Group Chief Compliance Officer
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END
BLREAKANASPSFFE